Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

November 24, 2009

Item 3.  News Release

A news release dated November 24, 2009 was disseminated to various media outlets and other publications.

Item 4.  Summary of Material Change

The Company has closed the second tranche of the non-brokered private placement reported in their news release of October 27, 2009.

Item 5.1  Full Description of Material Change

The Company has closed the second tranche of the non-brokered private placement reported in their news release of October 27, 2009. Under the second tranche of the private placement, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share.  The total private placement, which was over-subscribed, raised gross proceeds of $3,308,700.  Finders’ fees in the total amount of $108,243 were paid in connection with the second tranche. The securities issued in the second tranche closing are subject to a hold period expiring on March 25, 2010.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

November 24, 2009.